FIFTH SEASON INTERNATIONAL, INC.
Room 22B, Block C, Shimao Plaza
No. 9 Fuhong Road, Shenzhen, Futian District
518033, People’s Republic of China
Tel.: (86) 755 83 67 9378

September 2, 2011

By EDGAR Transmission

John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Re:	Fifth Season International, Inc.
Form 8-K Filed on May 4, 2011
Form 8-K/A Filed June 17, 2011
Form 10-Q for Quarterly Period Ended March 31, 2011 Filed May 23, 2011
File No. 000-53141

Dear Mr. Reynolds:

We hereby submit the responses of Fifth Season International, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 13, 2011, providing the Staff’s comments with respect to Amendment No. 1 to the Company’s current report on Form 8-K filed on June 17, 2011 (the “Form 8-K”) and the Company’s quarterly report on Form 10-Q for the period ended March 31, 2011 filed on May 23, 2011 (the “Form 10-Q”), and the Staff’s letter dated May 20, 2011; along with Amendment No. 2 to the Form 8-K (the “Amendment”).

We understand and agree that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
September 2, 2011

Form 8-K/A, filed June 17, 2011
General

1.

We reissue comment one from our letter dated May 20, 2011. Please revise to provide the conflict of interest and prior performance disclosures in Guide 5 and further describe your investment policies and real estate consistent with Items 13 and 14 of Form S-11. As non- exclusive examples

  We note disclosure on page 37 indicating that you lease from "The Fifth Season Shandong Commercial Investment Co., Ltd.," which appears to raise conflict of interest disclosure pursuant to Guide 5.

  We note, for example, the reference on page six to Jiashan TFS being engaged in "hotel management." It is unclear if you own properties that are managed by affiliates, and if so, it is unclear why you do not provide conflict of interest disclosure. We also note that the signatories to several of your material contracts appear to be you and your affiliates, such as Tengzhou and Zibo.

  It is unclear why you do not address the extent to which your affiliates own or have an interest in your properties or adjacent properties. See Item 5 of Guide 5.

  The references to "Pledged or otherwise Encumbered" in the table beginning on page 38 are unclear and do not fully address Item 14(b) of Form S-l 1.

  You do not provide comprehensive disclosure of your investment policies under a separate subheading. See Item 14 of Form S-l 1.

Please revise accordingly.

Response: We refer to our response to Comment 2 below regarding the origin and business and operations of each of our wholly-owned subsidiaries, including Jiashan TFS. Although many of our subsidiaries are engaged in the same business, namely the investment and management of commercial properties, each of them operates in different geographic areas and/or have a different geographic focus. To the extent that any material contracts are entered into with and by our subsidiary companies in connection with their operations, we do not believe that such agreements present a conflict of interest with the operations of the Company which wholly owns and benefits from the operations of such subsidiaries.

The same principle applies to other companies owned and controlled by our President and Chairman, Mr. Lianmo Wu, but similarly engaged in the investment and management of commercial properties. Nantong Commercial Investment Management Co., Ltd. operates in Haian County, Jiangsu province, Hangzhou Liuhe Industrial Co., Ltd. is engaged as real estate agents in Hangzhou City, Zhejiang province, and Zhejiang the Fifth Season Investment Co., Ltd. is engaged in management consulting services in Zhejiang province. We do not believe that such operations present a conflict of interest with the operations of the Company.

We have revised our disclosure under the “Properties” heading in the Amendment to clarify that we have rented 30 square meters of office space located at No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong province, from Shandong TFS which is used as an executive office for Zibo Lomo, our indirect subsidiary. We have also clarified that Jiashan TFS is the sole owner of the properties located at No. 17 Waihuan Dong Road, Weitang Town, Jiashan County, Zhejiang province; and that Shanghai Lomo is the sole owner of the properties located on Huancheng Road, Songjiang District, Shanghai.

Division of Corporation Finance
September 2, 2011

We have previously disclosed on page 43 of the Form 8-K, the following information regarding our pledged properties: Suites 105, 109, 110, 111, 112, 113 1181, 1185, 1186 , 1187, 1188 and 1193 were mortgaged to Guoxin Pawnbroker Co. Ltd. in January 2011, and Suites 104, 1179, 1190, 1191, 1192, 1196, 1197, 1198, 1199, 1200 and 1202 were mortgaged to Mintong Pawnbroker Co. Ltd. in January 2011.

We do not have written investment policies and rely on the knowledge of our board of directors and management when making investment decisions.

Business Overview, page 4

2.

We note your revised disclosure in response to comment five of our letter dated May 20, 2011 and we reissue the comment. It is still unclear what significant events resulted in your current operations and structure, including which individuals, control persons and entities were principally involved in your formation or acquisition from unrelated third parties. In this regard,

  You state that Fifth Season HK "was incorporated," but you do not identify by whom;

  You refer in your response and revised disclosure to a February 5, 2010 Reorganization, a September 20, 2010 Securities Purchase Agreement and an October 12, 2010 Exchange Agreement, in addition to the March 31, 2011 reverse merger. You also reference "reorganization[s]" on page six occurring on October 8, 2010 and December 20, 2010. But it is unclear (1) who the owners, sellers, control persons and other principal parties were in each of these transactions, (2) what the business reasons were for the reorganizations, especially if between related parties, and (3) how each transaction materially contributed to the creation of the operating company that was later acquired by the public shell;

  Please identify the "controlling stockholder at the time," the "three original shareholders" of Shandong TFS.

  Please provide a summary of your formation in plain language understandable to the average investor.

Response: We have clarified the disclosure regarding our acquisitions and reorganization with the following disclosure:

On March 31, 2011, we completed a reverse acquisition transaction through a share exchange with Fifth Season HK and its shareholders, Mr. Shaoping Lu, Ms. Cheung Chushing and Power Guide Investment Limited, whereby we acquired 100% of the issued and outstanding capital stock of Fifth Season HK in exchange for 391,543,500 shares of our common stock. After consummation of the reverse acquisition transaction, the former shareholders of Fifth Season HK held 98% of our issued and outstanding capital stock on a fully-diluted basis.

On October 12, 2010, in connection with signing of the Exchange Agreement, Mr. Shaoping Lu, our sole officer and director, resigned from his positions as our President and Treasurer, but remained in his position as our Chief Executive Officer. At the same time, our board appointed Mr. Lianmo Wu as President and Treasurer, Ms. Zhumin Zhang as our Chief Financial Officer and Mr. Xiaolei Xing as our Chief Operating Officer.

Upon the closing of the reverse acquisition on March 31, 2011, our board of directors increased its size from one to four members and appointed Mr. Wu, Mr. John Eliasov and Mr. Xiaolei Xing to fill the vacancies created by such increase. Mr. Wu’s appointment became effective immediately, while the remaining appointments will become effective on the tenth day following our mailing of an information statement complying with the requirements of Section 14f-1 of the Exchange Act, or the Information Statement, to our stockholders, which will be mailed on or about April 11, 2011. As a result of the reverse acquisition, Fifth Season HK became our subsidiary and the former shareholders of Fifth Season HK became our controlling stockholders. For accounting purposes, the share exchange transaction with Fifth Season HK was treated as a reverse acquisition, with Fifth Season HK as the acquirer and Fifth Season International, Inc. as the acquired party.

Division of Corporation Finance
September 2, 2011

Between February and December of 2010, we consolidated all our subsidiaries under Fifth Season HK, an entity beneficially owned and controlled by non-PRC individuals who were not in control of the PRC subsidiaries at the time of the reverse merger (referred to throughout as the “reorganization”). The purpose of the reorganization was to legally effect the reverse acquisition of Fifth Season HK under the PRC’s Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the 2006 “M&A Rules”), discussed in more detail under the “Regulations” heading in the Amendment.

Following is summary information regarding the establishment or acquisition of each of our subsidiaries and how each transaction materially contributed to the creation of Fifth Season HK.

Fifth Season HK – Our subsidiary, Fifth Season HK, was incorporated in Hong Kong on February 1, 2007, by Mr. Lianmo Wu who held 510,000 original shares and Ms. Zhumin Zhang who, on behalf of Mr. Lianmo Wu, held 490,000 original shares, to serve as an investment holding company for subsidiaries mainly serving as investment holding companies or engaged in commercial real estate operations or in the wholesale of goods. On April 28, 2008, Ms. Zhang, under the instruction from Mr. Lianmo Wu, transferred an aggregate of 410,000 shares to Lin Yong, Chan Wei Dong, Zhang Jian Jun and Chen Hui Ming (all of them held the shares on behalf of Mr. Lianmo Wu), for a consideration of HK$1 per share. On August 3, 2009, Lin Yong, Chan Wei Dong, Zhang Jian Jun and Chen Hui Ming, under the instruction from Mr. Lianmo Wu, transferred their 410,000 shares to Ms. Cheung Chushing and Ms. Zhumin Zhang, under the instruction from Mr. Lianmo Wu, transferred her remaining 80,000 shares to Ms. Cheung Chushing for a consideration of HK$1 per share. On September 20, 2009, Mr. Lianmo Wu transferred his 510,000 shares to Ms. Chushing for a consideration of HK$1 per share and on July 29, 2010, Ms. Chushing transferred 250,000 shares to Mr. Shaoping Lu for a consideration of US$36 per share. On October 18, 2010, Ms. Chushing and Mr. Lu transferred 114,055 and 59,616 shares, respectively, to Power Guide Investment Limited for a consideration of US$36 per share. As a result, Ms. Chushing, Mr. Lu and Power Guide Investment Limited became the only three shareholders of Fifth Season HK, holding 635,945 or about 64% of shares, 190,384 or about 19% of shares; and 173,671 or about 17% of shares., respectively.

Business Real Estates – Our indirect subsidiary, Business Real Estates, was established by Mr. Wu in Hong Kong on November 19, 2008, to serve as an investment holding company. On February 5, 2010, as part of a plan of reorganization, Fifth Season HK acquired Business Real Estates from Mr. Wu for a cash consideration equal to Business Real Estates’ registered paid-in capital of HK$1 million (approximately $128,700). Business Real Estate established Kairui Real Estate in the PRC on August 2, 2010, to engage in the investment, assignment, management and leasing of commercial properties.

TFS Trade – Our indirect subsidiary, TFS Trade, was established by Fifth Season HK in the PRC, on September 15, 2009, for the marketing and wholesale of goods. On December 8, 2010, Mr. Wu and Ms. Zhumin Zhang transferred all their equity interests in TFS GM, and its wholly-owned subsidiaries, Shanghai Jiadu, Jiashan TFS, Shanghai Lomo, Wuxi TFS, Liyang TFS, Tengzhou TFS, and Zibo Jiadu, to TFS Trade, for a cash consideration equal to TFS GM’s registered paid-in capital of RMB 30 million (approximately $4.6 million).

  TFS GM, was originally established in the PRC by Mr. Lianmo Wu on August 12, 2008, with 50% of the equity interests at the time being held by Ms. Zhumin Zhang (who held equity interests on behalf of Mr. Wu). TFS GM is engaged in the investment, assignment, management and leasing of commercial properties.

  Shanghai Jiadu was originally established in the PRC by unrelated third parties, Shanghai Liyin Enterprise Development Co., Ltd. and Mr. Xiaodi Xing, on May 11, 2007. On July 14, 2009, TFS GM and Mr. Zhongwei Feng (who acquired the equity interest on behalf of Mr. Wu), acquired 90% and 10%, respectively, of Shanghai Jiadu from its shareholders for a cash consideration of RMB 450,000 and RMB 50,000, respectively, or an aggregate of RMB 500,000 (approximately $73,250). On December 20, 2010, as part of the reorganization, Mr. Wu transferred his 10% equity interest in Shanghai Jiadu (held by Mr. Feng) to TFS GM, for the same cash consideration of RMB 50,000 (approximately $7,325). Shanghai Jiadu is engaged in the investment, assignment, management and leasing of commercial properties.

Division of Corporation Finance
September 2, 2011

  Shanghai Lomo was originally established in the PRC by an unrelated third party, Shanghai Shuangou Property Co., Ltd., on September 2, 2008. On July 30, 2009, TFS GM acquired Shanghai Lomo from its shareholder for a cash consideration of RMB 1 million (approximately $146,500). Shanghai Lomo is engaged in the investment, assignment, management and leasing of commercial properties.

  On November 19, 2009, TFS GM established Wuxi TFS as its wholly owned subsidiary. Wuxi TFS is engaged in the investment, assignment, management and leasing of commercial properties.

  On November 27, 2009, TFS GM established Liyang TFS as its wholly owned subsidiary. Liyang TFS is engaged in the investment, assignment, management and leasing of commercial properties.

  On August 5, 2010, TFS GM established Tengzhou TFS as its wholly owned subsidiary. Tengzhou TFS is engaged in the investment, assignment, management and leasing of commercial properties.

  Jiashan TFS was originally established in the PRC by TFS GM and Mr. Wu on September 3, 2009, with Mr. Wu holding 49% of the equity interests. On October 8, 2010, as part of reorganization, Mr. Wu transferred all his equity interest in Jiashan TFS to TFS GM for a cash consideration of RMB 20 million (approximately $3 million). Jiashan TFS is engaged in the investment, assignment, management and leasing of commercial properties, including hotels.

  On November 3, 2010, TFS GM established Zibo Jiadu as its wholly owned subsidiary. Zibo Jiadu is engaged in the investment, assignment, management and leasing of commercial properties.

  Shandong TFS was established on December 8, 2009 by Wen Yue and Yong Liu, who are not related individuals, and held by them 10% and 90%, respectively. On April 26, 2010, Shandong TFS and Hongsen Xu, established Zibo Lomo in the PRC, respectively holding 90% and 10% of equity interest. On December 17, 2010, TFS GM acquired the equity interest in Shandong TFS held by Wen Yue and Yong Liu, and the equity interest in Zibo Lomo held by Hongsen Xu, for a cash consideration of RMB 10.2 million (approximately $1.5 million). Shandong TFS is engaged in the investment, assignment, management and leasing of commercial properties.

TFS Technology – Our indirect subsidiary, TFS Technology, was established by Fifth Season HK in the PRC, on November 6, 2009, for the development and operation of online stores. Both TFS Trade and TFS Technology are wholly owned by Fifth Season HK.

3.	Additionally, please revise the summary and where appropriate to describe with more specificity your commodities business operation as distinguished from your other business operations.

Response: We have revised our disclosure under “Overview of Our Business” in the Amended 8-K as follows, to better distinguish our sale of whole goods and online sales from our other business operations:

We are engaged in the investment, management, assignment, and leasing of commercial properties, in the operation of department stores. As at December 31, 2010, we managed six commercial properties in Southeastern China, encompassing approximately 107,000 square meters, which includes three properties comprising 61,000 square meters, or approximately 57% of the properties, directly owned by us. Approximately 57% of properties are owned by us. Many of the properties are positioned as department stores with large commercial tenants, including but not limited to Trust-Mart, Bank of China, and Boshiwa International Holding Limited. During the years ended December 31, 2010 and 2009, revenue from our commercial real estate activities accounted for 3.1% and 5.8% of revenues, respectively. We intend to focus and expand our commercial real estate business in the coming years.

Division of Corporation Finance
September 2, 2011

In 2009, we expanded our business to include the wholesale purchase and sale of goods, such as copper, steel, energy saving lamps, clothing, zinc slabs and fuel oil, and in 2010, we began engaging in online sales of general consumer products manufactured by third-parties, including small home appliances (such as kitchenware and soybean blenders), toys, clothing, footwear, luggage and accessories. We wholesale our goods to wholesale and retail customers in China. Our contracts for the sale of goods have increased from five in 2009 to sixteen in 2010, including to customers such as Zhejiang Jinghua Industry Co., Ltd., Kunlun International Trade Co., Ltd, Shanghai Senhong Metal Co., Ltd., and Shanghai Tongli Metal Co., Ltd., who accounted for approximately 17%, 18%, 22% and 17%, respectively, or a combined 74% of our revenues from trading, for the fiscal year ended December 31, 2010. During the years ended December 31, 2010 and 2009, 96.8% and 94.2% of our revenues, respectively, were derived from our wholesale of goods, and revenue from our online sales accounted for 0.1% and nil of revenues during the respective periods.

Our revenues increased from $7 million in fiscal year 2009, to $56 million in fiscal year 2010, representing a compounded growth rate of approximately 713%, and our net income increased to $9 million in fiscal year 2010, as compared to a net loss of $0.2 million in fiscal year 2009. Our acquisition of Shanghai Jiadu, Shanghai Lomo, Shandong TFS and Zibo Lomo contributed approximately $1.3 million and $0.3 million in commercial property leasing revenue for the year ended December 31, 2010 and 2009, respectively.

We operate our business in Hangzhou, Jiashan, Shanghai, Liyang, Wuxi, Zibo and Tengzhou. Our principal executive offices are located at C-22, Shimao Plaza, 9 Fuhong Lu, Futian District, Shenzhen 518033, People’s Republic of China. The telephone number at our principal executive office is (86) 755 83 67 9378. Our company website is available at “http://www.d5ji.com.” Our online store website is at “http://www.d5jmall.com.”

4.

We note your revised disclosure in response to comment six of our letter dated May 20, 2011 and we partially reissue the comment. Please address whether your wholesale and real estate operations fit within the "encouraged," permitted" or other categories. With a view to disclosure, advise us whether you received an opinion of counsel regarding these disclosures. Finally, with respect to your online sales business, briefly explain how the contractual arrangements would bring your online business into compliance with PRC law(s), disclose the anticipated timing of the contractual arrangements, and expand the disclosure at the bottom of page 13 or where appropriate to clarify the potential consequences of your current non-compliance.

Response: We have revised our disclosure to clarify that the investment and establishment of Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises are subject to the Provisions on Guiding the Orientation of Foreign Investment promulgated by the State Council on February 11, 2002, and became effective as of April 1, 2002, and was amended in 2007. These provisions are the basis for the application of relevant policies in directing, examining and approving projects and enterprises with foreign investment. Foreign investment in PRC industries are either encouraged, permitted, restricted or prohibited. The encouraged, restricted and prohibited industry categories are listed in the Foreign Investment Industrial Guidance Catalogue, and any unlisted industry category is considered to be permitted. TFS Technology’s online-sale business, which accounted for 0.1% and nil of revenues, respectively, for the years ended December 31, 2010 and 2009, falls into the prohibited category, but our wholesale of goods and real estate operations fit within the permitted category. We have recently begun the process of terminating our online business operations. Once this process is complete, we expect TFS Technology to be in compliance with PRC laws.

Division of Corporation Finance
September 2, 2011

We have also expanded our disclosure under the “Regulation – Provisions on Guiding the Orientation of Foreign Investment” heading to reflect the foregoing.

5.

We note your revised disclosure in response to comment seven of our letter dated May 20, 2011 and we reissue the comment. You state that you have not yet rendered any property management services yet, and you indicate that your property consulting and online sales businesses combined generated less than 1% of your revenues for 2010. Please revise the first paragraph on page four and Our Services on page nine to provide approximate percentages of total revenues attributed to wholesale of goods and your other business operations, which appear to provide substantially all of your revenues.

Response: We previously disclosed under the “Business Overview” heading of the Form 8-K, that during the year ended December 31, 2010 and 2009, 96.8% and 94.2% of our revenues were derived from our sale of goods, while revenues from our commercial real estate activities accounted for 3.1% and 5.8% of revenues, and revenue from our online sales accounted for 0.1% and nil of revenues during the respective periods. We have expanded our disclosure under the “Our Services” heading in the Amended 8-K as follows, to provide more information regarding our business operations:

Historically, we have principally been engaged in the investment, management, assignment, and leasing of commercial properties and the operation of department stores in China. Starting in 2009, we expanded our business to include the trading of goods, and in 2010, we began selling third-party general consumer products online.

Real Estate Activities and Services

Investing Activities – We acquire undervalued companies with commercial property leasing businesses in Tier 2 and 3 cities in China. When we have sufficient funding we sometimes also acquire newly built first-hand or second-hand commercial properties in Tier 2 and Tier 3 cities in China. We use either cash on hand or loan for effecting such acquisitions. The undervalued businesses or second hand commercial properties often have poor management or old interiors, and so we anticipate property appreciation under our management of such properties. Newly built commercial properties in China generally do not include improvements such as renovation and furniture. As a result we usually improve the interior on first-hand or second-hand properties that we acquire. When such properties are fully renovated, we will lease them to clients such as clothing retailers and supermarket chains. Currently, all of our purchased properties generate rental income. In a general investment procedure, we mainly generate lease revenue and incur acquisition and renovation costs. Approximately 57% of our properties are owned by us.

Property Management – We may offer property management services to our commercial real estate clients in exchange for monthly management fees. In connection with such services, we expect that will be required to incur expense related to the hiring of staff to provide maintenance, security, and other services on such managed properties. None of our clients have taken advantage of our property management services to date and so we recorded nil management fees and related expenses for the years ended December 31, 2010 and 2009.

Property Assignment – Assignment of property is a term used to describe the sale of property in China. Under the PRC’s Property Law all land resources belong to the Chinese government, sp a property owner in China only owns the building on his property and has to obtain the right to use the land on which the building is located. A residential land use right will automatically renew when the use right term expires. When the property owner in China sells the building on his property, the attached land use right is usually assigned /transferred to the new property owner and the assignment/transfer is registered with the relevant governmental agency. We may assign or transfer our commercial properties to unrelated third parties if we believe that such property is underperforming or has become overvalued. When we assign such property, we generate sales revenue and our relevant property right is transferred to the purchaser.

Commercial Leasing – We lease commercial properties, such as department stores, and karaoke lounges, to third party customers in China. We obtain rights to our leased properties by purchasing or renting them from the original holders of such rights, and then we physically revamp or renovate the interior of such properties prior to leasing them. In general practice, we pay with our own cash for the renovation costs including the cost of renovation materials and labor. We earn revenues through the receipt of monthly lease payments from our tenants, most of which are department store tenants. We also earn revenue from occasionally providing consulting services to third party property owners who wish to sell or lease commercial properties.

Division of Corporation Finance
September 2, 2011

During the years ended December 31, 2010 and 2009, our commercial real estate activities accounted for 3.1% and 5.8% of our total revenue, respectively, and 6.5% and 7.9%, of our total cost and expenses, respectively. We intend to focus and expand our commercial real estate business in the coming years.

Wholesale of Goods

We also engage in the wholesale of goods, such as copper, steel, energy saving lamps, clothing, zinc slabs and fuel oil. We hope to increase the variety of our wholesale goods to include additional fuels such as coal, while gradually building relationships with suppliers and customers.

These goods are sold in large quantities to wholesale and retail customers in China, including to Hangzhou Hengding Plastic and Wood Tools Co., Ltd., Zhejiang Jinghua Industry Co., Ltd. and Shanghai Senghong Metal Co., Ltd. Our goods sales contracts have increased from 5 in 2009 to 16 in 2010, with sales to the top five customers accounting for 82% of revenue from goods sales during 2010.

Our contracts for the sale of goods have increased from five in 2009 to sixteen in 2010, including to customers such as Zhejiang Jinghua Industry Co., Ltd., Kunlun International Trade Co., Ltd, Shanghai Senhong Metal Co., Ltd., and Shanghai Tongli Metal Co., Ltd., who accounted for approximately 17%, 18%, 22% and 17%, respectively, or a combined 74% of our revenues from trading, for the fiscal year ended December 31, 2010.

During the years ended December 31, 2010 and 2009, 96.8% and 94.2% of our revenues, respectively, and 93.3% and 92.1% of our total cost and expenses, respectively, were derived from our wholesale of goods business.

Online Sales

We also sell general consumer products online to individual shoppers via our website http://www.d5jmall.com, operated by our subsidiary, TFS Technology. Our online products include small home appliances (such as kitchenware and soybean blenders), shoes, socks, hats, suitcases, bags and toys, among others. Our online sales of consumer products in 2010 accounted for only 0.1% of our revenues. The general consumer products are supplied by vendors of various types, which include clothing, small home appliance, kitchenware, home decoration and bedroom goods.

During the years ended December 31, 2010 and 2009, revenue from our online sales only accounted for 0.1% and nil of revenues and 0.08% and nil of our expenses during the respective periods.

6.

Please see prior comment seven. Revise to further clarify your investing and assignment activities, as well as your disclosure regarding land use rights. For example, it is unclear what percentage of your investing activities generate rental income, income upon the sale of renovated properties, or otherwise. It is unclear what you mean by "assignment" and how "the sale of such properties" differs from any sale conducted pursuant to your investing activities. Please revise accordingly.

Response: We refer to our response to Comment 5 above under the headings “Investing Activities” and “Property Assignment.” The sale of assignment properties does not differ from sales conducted pursuant to investment activities.

7.

Also, please revise to further clarify your wholesale of goods business. Your agreement with Guangdong, for example, pertains to refined iron powder with iron content of 64% and delivery that is "effective until March 30, 2011." It is unclear what the general market is for such goods and how the delivery date and payments for such contracts occur. Please revise to clarify.

Division of Corporation Finance
September 2, 2011

Response: We have clarified our disclosure in the Amendment to reflect that, in our wholesale goods business, we act as a middleman or distributor of goods, including iron powder. We do not know how our customers will use our goods, but according to miniscience.com, an industry website available at http://catalog.miniscience.com/Catalog/Metals/Iron_Powder.html, almost 80% of global iron and steel powder production is converted into sintered components for use in numerous applications including vehicles, power tools and white goods.

In general practice, we negotiate with a prospective customer to determine the deadline for delivering the desired product, which is usually 3 to 6 months after the contract signing date. The interim period gives us time to locate the right supplier of the desired product and agree on deal terms. Once we find a supplier and agree on deal terms, we will deliver the ordered goods to the customer on or before the delivery deadline. The payment method differs from contract to contract. We generally require the customer to pay a deposit, such as 30% of the total payment, then the remaining balance when the delivery takes place. We have a network of customers and suppliers whom we keep a good relationship with, and we mostly gain new customers or suppliers through referral.

8.

With respect to your wholesale goods operations revise to clarify (1) if you store copper, iron and other products until sale, arrange for resale prior to taking delivery, or otherwise, and (2) whether substantially all or a material portion of your wholesale goods business acts essentially as a distributor of raw goods.

Response: We refer to our response to Comment 7 above. We usually do not store copper, iron or other wholesale goods prior to delivery. Rather, we act as a middleman or distributor in the wholesale goods business.

9.

We note your revised disclosure in response to comment eight of our letter dated May 20, 2011. Revise to provide the citation for each publication you name such that a potential investor may easily find the information discussed.

Response: We have revised our disclosure on page 3 of the Amendment to reflect that the annual reports from the National Bureau of Statistics of China are available at: http://www.stats.gov.cn/tjsj/ndsj/2010/indexeh.htm.

10.

We note your revised disclosure in response to comment nine of our letter dated May 20, 2011 and we partially reissue the comment. In this regard, we note that you did not address the "other intellectual" property mentioned on amendment page 11.

Response: We have revised our disclosure under the “Our Intellectual Property” heading in the Amended 8-K to reflect that we own one trademark for “第五季百货,” which means “The Fifth Season General Merchandise.” The duration of the trademark is from December 14, 2010 to December 13, 2020. The trademark is used as a marketing tool to brand some of our commercial properties, including department stores, as it is a unique and easily remembered symbol for public consumers. We rely on the PRC intellectual property, contractual restrictions and laws against unfair competition to protect our brand name and trademarks. We believe our intellectual property is important to our success.

11.

We note your response and revised disclosure in response to comment 12 of our letter dated May 20, 2011 and we partially reissue the comment. Please revise to disclose the material terms of the sales agreements with Kunlun International Trade Co., Ltd., Zhejiang Jinghua Industry Co., Ltd., Shanghai Senhong Metal Co., Ltd. and Shanghai Tongli Metal Co., Ltd. We note that you will file English translations of your agreements with Kunlun International Trade Co., Ltd and Shanghai Tongli Metal Co., Ltd. with your next amendment.

Response: The Amendment includes complete translations of the sales agreements with Zhejiang Jinghua Industry Co., Ltd. and Shanghai Senhong Metal Co., Ltd., as Exhibits 10.28 and 10.4 respectively. We have also included English translations of our agreements with Kunlun International Trade Co., Ltd. and Shanghai Tongli Metal Co., Ltd., as Exhibits 10.31 and 10.21, respectively.

Division of Corporation Finance
September 2, 2011

12.

We note that the agreement with Zhejiang Jinghua Industry Co., Ltd. filed as Exhibit 10.28 includes a delivery date of "before June 31, 2010." With a view to clarifying Business disclosure for this and your other supplier and customer agreements, advise us whether this is the only contract you had with Zhejiang. It is unclear if you continue to sell the same number of items at the same price even though the contract appears to be historical; if you have amended the agreement; or otherwise.

Response: We had a number of wholesale contracts with Zhejiang Jinghua Industry Co., Ltd., and the underlying wholesale goods and their quantities are different from contract to contract. We included this Zhejiang Jinghua Industry Co., Ltd. contract at Exhibit 10.28 as it contributed 51% of our total revenue in 2010.

Risk Factors, page 19

13.

We note your response to our prior comment 15. It appears to us that based on your response, you rely on your consultants for US GAAP expertise and your management does not have prior experience, formal education or credentials related to U.S. GAAP. We believe that you do not have employees with sufficient experience in converting your books and records and preparing financial statements in accordance with U.S. GAAP. Please add a risk factor to describe those factors that impact your ability to prepare financial statements and to convert your books and records to U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Response: We have included the following risk factor in the Amendment:

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors. If we are unable to receive a positive attestation from our independent auditors with respect to our internal controls when we are required under applicable laws, investors and others may lose confidence in the reliability of our financial statements which could affect the trading price of our common stock.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the SEC adopted rules requiring public companies to include a report of management on their internal controls over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing the financial statements of a company that is not a non-accelerated filer under Rule 12b-2 of the Exchange Act must also attest to the operating effectiveness of the company’s internal controls. Since we just completed the reverse acquisition of Fifth Season HK on March 31, 2011, we have not evaluated Fifth Season HK and its consolidated subsidiaries’ internal control systems in order to allow our management to report on our internal controls on a consolidated basis as required by these requirements of SOX 404. Under current law, we will be required to complete such evaluation and include the report of management in our annual report for the fiscal year ending December 31, 2011.

We believe that our accounting team lacks prior experience in the preparation and consolidation of financial statements in accordance with U.S. GAAP and that our internal controls over financial reporting is not effective for the fiscal year ended December 31, 2010. As such, we intend to seek out and retain additional accounting staff with more experience in the preparation and consolidation of financial statements in accordance with U.S. GAAP. In the interim, we have engaged a U.S. GAAP consultant, to supervise our book keeping and the preparation of our financial statements under U.S. GAAP commencing with the fiscal quarter ending March 31, 2011, and to assist us with the preparation of our annual report on Form 10-K for the fiscal year ended December 31, 2011. We can provide no assurance that our management will conclude that our internal controls over financial reporting are effective, or that our independent registered public accounting firm will issue a positive opinion on our internal controls over financial reporting when we are required under applicable laws.

Failure to achieve and maintain an effective internal control environment could result in our not being able to accurately report our financial results, prevent or detect fraud or provide timely and reliable financial and other information pursuant to the reporting obligations we have as a public company, which could have a material adverse effect on our business, financial condition and results of operations. Further, it could cause our investors to lose confidence in the information we report, which could adversely affect the price of our stock price. In the event that we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner, investors and others may lose confidence in the reliability of our financial statements.

Division of Corporation Finance
September 2, 2011

"One of our PRC Subsidiaries fail to make capital contributions . . ." page 19

14.

We note your revised disclosure in response to comment 16 of our letter dated May 20, 2011. Please address the financial and operational effect(s) on the company if TFS Technology and/or Kairui Real Estate's licenses are revoked. In addition, revise to incorporate into your disclosure the apparent fact that TFS Technology is also not in compliance with PRC laws and regulations and that it has received an extension from the local government in which to bring itself into compliance. Further disclose when that extension will expire.

Response: There is no risk to TFS Technology’s late payment of its capital contribution as the Company has obtained an extension of time from the local government to make its registered capital contribution and the contribution is deemed to have been timely made. We had already included the following risk factor regarding Kairui Real Estate, which remains the same.

One of our PRC Subsidiaries failed to make capital contribution per the requirements of PRC laws and regulations, this PRC Subsidiary may face the possibility of revocation of their business licenses.

The amount of registered capital of one of our PRC Subsidiaries, Kairui Real Estate is $10,000,000, 15% of which was required to be paid in by November 2, 2010, but has not yet been paid. The failure to pay the first phase of its registered capital within the time limit set by PRC law, may result in an invalidation of the approval of its license of foreign-owned enterprise and in a revocation of its business license by the local administration for industry and commerce. We do not intend to pay the registered capital of Kairui Real Estate and have elected to wind up its operations instead.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

15.	We note your revised disclosure in response to prior comments 18 and 19. Note that we may have further comment after reviewing revised business disclosure pursuant to comments above.

Response: We note your comment.

16.

We note your revised disclosure in response to comment 22 of our letter dated May 20, 2011. Revise to provide the relevant citation(s) to the company's reference to the National Bureau of Statistics of China so that a potential investor may easily access the source.

Response: Please see our response to Comment #9 above.

17.	Please revise to clarify the meaning of a loan "entrusted through" another party, such as CITIC Bank. See prior comment 24.

Response: We have revised our disclosure under “Liquidity and Capital Resources” to clarify that this is an entrusted loan received by the Company. An Entrusted Loan is a form of agency service provided by banks in China. In this case, CITIC bank acts as the trustee to lend out money on behalf of Shendong Shenli Steel Pipe Co., Ltd. (the “trustor”). The trustor provides instruction which specifies target borrowers, use of funds, loan term, interest rate, project organizer and beneficiary. CITIC bank will not assume liability for the repayment of the loan on behalf of the borrower if the loan is not repaid upon maturity of the loan.

Division of Corporation Finance
September 2, 2011

18.

We note your revised disclosure in response to comment 25 of our letter dated May 20, 2011. Please revise the reference to the required reserve fund to address the extent to which you have met it or require significantly more revenues to meet it. Your revised disclosure should clarify the nature and status of this and any other restriction on the transfer and use of funds.

Response: We have revised our disclosure under “Liquidity and Capital Resources” on page 31 to clarify that the reserve that each of our PRC subsidiaries provided is to make provision for loss or transfer to capital. As of December 31, 2010, the accumulated statutory reserve fund of these subsidiaries was $3,992. Our PRC subsidiaries will be required to allocate 10% of our future net income, after deducting accumulated deficit, to a maximum reserve of RMB250 million (approximately $38 million), representing 50% of the total registered capital of our PRC subsidiaries, amounting to RMB500 million (approximately $76 million) as of December 31, 2010. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends.

19.

We note your revised disclosure in response to comment 26 of our letter dated May 20, 2011 and we partially reissue the comment. Please revise your filing to disclosure approximately how much funding is required to sustain your operations as disclosed for a twelve month period.

Response: We have revised our disclosure under “Liquidity and Capital Resources” to clarify as follows, that we believe that our cash on hand and cash flow from operations will meet part of our present cash needs but we will require additional cash resources, including loans, to meet our expected capital expenditure and working capital for the next 12 months, which we expect to amount to approximately $79.4 million. To satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Investing Activities, page 32

20.

We have reviewed your revised disclosure to our prior comment 29. It appears that your response and revised disclosure does not address our comment, therefore it is being reissued in its entirety. We note you loan to related parties and this amount has increased from approximately $101,000 at December 31, 2009 to $2.1 million at December 31, 2010. Please revise to clarify how you evaluate the issuance of such loans to related companies in the context of your liquidity position.

Response: We have revised our disclosure under “Liquidity and Capital Resources” on page 32 to clarify that the related parties and the Company are under common control by Ms. Cheung Chushing and her husband Mr. Lianmo Wu, who manage the working capital of the Company and the related parties as a whole in certain circumstances, and prior to December 31, 2010, the Company would obtain short-term financing with no interest from these related parties when necessary. In view of our current liquidity position, we will limit our issuance of loans to related companies in the future.

Financing Activities, page 33

21.

We reissue comment 30 of our letter dated May 20, 2011. Please identify the affiliates, guarantors and other parties to the various lending agreements in your table on page 33. In this regard, we are unable to locate responsive disclosure.

Response: We have clarified our disclosure under “Financing Activities” to provide additional information regarding each loan as follows:

Our real estate financing comes from our operating income and from loans. Subsequent to December 31, 2010, we renewed the existing short-term borrowing amounting to $12 million. On January 28, 2011, we obtained a one-year entrusted loan amounting to approximately $45.5 million from Shendong Shenli Steel Pipe Co., Ltd and on March 1, 2011, we obtained a long-term loan amounting to approximately $4.3 million from Shaoping Lu.

Division of Corporation Finance
September 2, 2011

As of April 6, 2011, material terms and conditions of loan arrangements are as follows:

(all amounts in U.S. Dollars)

Lender	Amount	Interest Rate	Maturity Date	Duration
Lishuang Lu(1)	3,640,800	19.44%	April 17, 2011	2 months
Mingyou Chen(2)	5,006,100	22.8%	May 20, 2011	3 months
Shanghai Fuxing Pawnshop Co, Ltd. (3)	2,578,900	36%	April 26, 2011	2 months
Shanghai Shencai Pawnshop Co, Ltd. (4)	841,935	36%	April 20, 2011	2 months
Shendong Shenli Steel Pipe Co., Ltd. (5) “Shandong Shenli”			January 27, 2012	1 year
(entrusted through CITIC Bank)	45,510,000	15%
Shaoping Lu	4,250,000	12%	March 1, 2013	2 years
TOTAL	61,827,735

* Calculated based on the exchange rate of $1 = RMB 6.5920

(1) On February 18, 2011, TFS GM entered into a loan agreement with Lishuang Lu, an unrelated third party for a loan in the principal amount of $3,640,800. The loan from Ms. Lu was secured by certain properties as collateral, and was guaranteed by Mr. Lianmo Wu, our president and director, and Ms. Zhumin Zhang, our Chief Financial Officer. The loan was repayable in 2 months at an annual interest rate of 19.44%, and it has been repaid.

(2) On February 21, 2011, TFS GM entered into a loan agreement with Mingyou Chen, an unrelated third party for a loan in the principal amount of $5,006,100. The loan from Mr. Chen was secured by certain properties as collateral, and was repayable in 3 months at an annual interest rate of 22.8%, and it has been repaid.

(3) On February 27, 2011, TFS GM entered into a loan agreement with Shanghai Fuxing Pawnshop Co., Ltd., an unrelated third party for a loan in the principal amount of $2,578,900. The loan was secured by certain properties as collateral, and was repayable in 2 months at an annual interest rate of 36%, and it has been repaid.

(4) On February 21, 2011, TFS GM entered into a loan agreement with Shanghai Shencai Pawnshop Co, Ltd., an unrelated third party for a loan in the principal amount of $841,935. The loan was secured by certain properties as collateral, and was repayable in 2 months at an annual interest rate of 36%, and it has been repaid.

(5) On January 28, 2011, Shandong TFS entered into a entrustment loan agreement with CITIC Bank (as trustee on behalf of Shendong Shenli Steel Pipe Co., Ltd.), an unrelated third party, for a loan in the principal amount of $45,510,000. The loan was unsecured and is repayable in 12 months at an annual interest rate of 15%. An Entrusted Loan is a form of agency service provided by banks in China. In this case, CITIC Bank acts as the trustee to lend out money on behalf of Shendong Shenli Steel Pipe Co., Ltd. (the “trustor”). The trustor provides instruction which specifies target borrowers, use of funds, loan term, interest rate, project organizer and beneficiary. CITIC bank will not assume liability for the repayment of the loan on behalf of the borrower if the loan is not repaid upon maturity of the loan.

(6) On March 31, 2011, Fifth Season HK entered into a loan agreement with Mr. Shaoping Lu, our Chief Executive Officer and Director, for a loan in the principal amount of $4,250,000. The loan from Mr. Lu was guaranteed by Mr. Lianmo Wu, our president and director, and by his wife, Ms. Cheung Chushing, our controlling shareholder. The loan is repayable in 2 years at an annual interest rate of 12%.

Division of Corporation Finance
September 2, 2011

22.

We note your revised disclosure in response to comment 31 of our letter dated May 20, 2011 and we partially reissue the comment. Please summarize the nature and significance of the properties to your business. In addition, please clarify the terms "room" and "pledged" and supplementally explain the term "shop", as we note it has been removed from your disclosure. Finally, revise to explain whether all of your properties are represented in the tables or a select few and address the adequacy and suitability of each property as required by Item 102 of Regulation S-K.

Response: We have revised our disclosure in the Amendment to clarify that properties in China may be used residential, industry, commercial, military and educational purposes. All of our properties for lease are commercial properties that are mostly used for retail operations. We expect that income generated from these properties will become a significant source of our revenue in the future.

“Pledged” is used in the Amendment to indicate that the property is subject to the mortgages referenced in the footnote to that table, we have replaced the word “room” with “suite” to indicate the suite number of each independent property we possess, and we have also replaced the word “shop” with “store” to indicate that the property may be used as a retail store in China. We have disclosed all of our properties in the Form 8-K.

Directors and Executive Officers , Promoters and Control Persons, page 45

23.

We note your revised disclosure in response to comment 33 of our letter dated May 20, 2011. Please address any gaps in employment for Mr. Lianmo Wu, as required by Item 401(e) of Regulation S-K. In this regard, we note the timeframes from June 2006 to January 2007 and November 2003 remain unaccounted for.

Response: We have updated our disclosure in the Amendment, as follows, to provide information regarding Mr. Wu’s employment:

Mr. Lianmo Wu. Mr. Wu was appointed to serve as our President and Treasurer on October 12, 2010 and was appointed as Chairman of the Board upon closing of the reverse acquisition of Fifth Season HK on March 31, 2011. Mr. Wu has over 17 years of management experience, specializing in marketing, brand management, and capital management. Since February 2007, Mr. Wu has served as the chairman of the board and president of Fifth Season HK, as well as the chairman of its several of its PRC operating subsidiaries, and prior to that, Mr. Wu served, from December 2003 to May 2006, as a general manager at Hangzhou The Fifth Season Garment Co., Ltd. Mr. Wu has also previously served as the chief marketing officer of Shanghai Baishi Enterprise Development Co., Ltd., as a chief representative in China for Hualian Foods Co., Ltd. (Taiwan), as a general manager of Shandong Fuk Foods Co., Ltd. And as a general manager of Wenzhou New Yihua Group Co., Ltd. Mr. Wu graduated from Wenzhou University with a degree in marketing. Mr. Wu’s extensive management experience, his service as our Chairman since founding our company, and his educational background have led us to the conclusion that he should serve as Chairman and director of our company.

Division of Corporation Finance
September 2, 2011

Executive Compensation, page 48

24.

We note your response and your revised disclosure in response to comment 37 of our letter dated May 20, 2011 and we reissue the comment. Please clarify your disclosure regarding officer compensation. In this regard, we note your disclosure on age 48 that all of your employees participate in government required social benefits and your disclosure that officers who do not receive salaries do not have necessary social benefits paid by the company. Please reconcile and revise your summary compensation table as necessary. See Item 402(n)(2)(ix) of Regulation S-K.

Response: We have clarified our disclosure in the amendment to reflect that all of our salaried employees participate in required social benefit, namely the social insurance governed by the Ministry of Human Resources and Social Security of the People’s Republic of China, and PRC labor regulations require that we make contributions to the government for the social insurance benefit based on certain percentages of the employees’ salaries. Costs related to such contributions for the fiscal years ended, December 31, 2010 and 2009, totaled $128,768 and $10,027 respectively. The Company is not required to make such contributions for any unsalaried employees, including our unsalaried executives.

25.

We reissue comment 38 of our letter dated May 20, 2011. Please revise to disclose the material terms of the employment agreements for Messrs. Shaoping Lu and Xing and Ms. Zhumin Zhang. We note that the employment agreements address, among other provisions, restrictive covenants and termination. In addition, revise to discuss the criterion the board uses to determine bonus eligibility and discuss the social benefits in detail. In this regard, we note that each may be eligible to receive a bonus but that no bonuses have been approved by the board. See comment 12 above.

Response: We refer to our response to Comment 24 above. The employment agreements for Messrs. Shaoping Lu and Xiaolei Xing and Ms. Zhumin Zhang do not provide a criteria for bonus eligibility and our Board of Directors has not yet established such criterion, and has not approved any such bonuses.

Certain Relationships and Related Transactions, and Director Independence, page 49

26.

We note your revised disclosure in response to comment 40 of our letter dated May 20, 2011 and we partially reissue the comment. Please disclose the material terms of the arrangements. In this regard, we note that the material terms have been provided for the company's transaction with Belmont Partners but that the remaining transactions have not been discussed in detail.

Response: Please refer to our revised disclosure under this heading discussed in our response to Comment 27 below.

27.

We note your revised disclosure in response to comments 42 and 43 of our letter dated May 20, 2011 and we partially reissue the comments, as it is unclear why the loans and guarantee disclosed in Notes 13 and 14 to the financial statements have not been disclos[ed] under this heading and why only the TFS purchase was disclosed in response to comment 43. Please revise your disclosure or advise separately as to why any of the relevant transactions have been omitted.

Division of Corporation Finance
September 2, 2011

Response: We have revised our disclosure under the “Transactions with Related Persons” heading to include all required disclosures, as follows:

Transactions with Related Persons

The following includes a summary of transactions since the beginning of the 2009 year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  On September 20, 2010, we entered into and closed a securities purchase agreement between the Company, Belmont Partners, LLC ("Belmont"), our controlling stockholder at the time, and Mr. Shaoping Lu, pursuant to which, the Company sold an aggregate of 135,301,552 shares of the Company’s common stock par value, $.00001 to Mr. Lu for an aggregate purchase price of $290,000. Simultaneously with the closing of the share purchase agreement, the Company repurchased and cancelled 66,430,504 shares of common stock held by Belmont, for an aggregate purchase price of $290,000, net any outstanding liabilities of the Company as of the closing date, as contemplated by a repurchase agreement, dated September 20, 2010, by and between the Company and Belmont. After the closing of the purchase agreement, Mr. Lu became the holder of 80% of our issued and outstanding shares but his holdings were subsequently reduced to 37.33%% (including the shares held by Power Guide Investments Limited) after the consummation of the share exchange transaction discussed below.

  On March 31, 2011, we completed a share exchange transaction with Fifth Season HK and its shareholders, Mr. Lu, Ms. Cheung Chushing and Power Guide Investment Limited, whereby we acquired 100% of the issued and outstanding capital stock of Fifth Season HK in exchange for 391,543,500 shares of our common stock, which constituted 98% of our issued and outstanding capital stock on a fully-diluted basis after the consummation of the reverse acquisition. Mr. Lu was also our sole officer and director and our controlling stockholder, as well as a director of Fifth Season HK, at the time of the reverse acquisition, and his spouse is the controlling stockholder of Power Guide Investment Limited.

  Fifth Season HK acquired Business Real Estates, through reorganization, from Mr. Wu on February 5, 2010 at a consideration of HK$1 million (approximately $128,700).

  On December 8, 2010 TFS Trade acquired TFS GM from its shareholders, Mr. Wu and Zhumin Zhang (who held equity interests on behalf of Mr. Wu), for a purchase price of RMB 30 million (approximately $4.6 million).

  TFS GM acquired Jiashan TFS from Mr. Wu, for a cash consideration of RMB 20 million (approximately $3 million), through a reorganization that was completed on October 8, 2010.

  On December 20, 2010 TFS GM acquired a 10% minority equity interest in Shanghai Jiadu for a consideration of RMB 50,000 (approximately $7,325) from Zhongwei Feng who held such interest on behalf of Mr. Wu).

Division of Corporation Finance
September 2, 2011

  Yinli Decorative Lighting Co. Ltd. (“Yinli”), located in Hangzhou, Zhejiang province, mainly engages in the production and sale of outdoor and indoor lighting products. Mr. Xiaolei Xing, our Chief Operating Officer, also serves as a deputy general manager in Yinli We purchase lighting products from Yinli, as well as engage them for property renovation projects. For the fiscal years ended December 31, 2010 and 2009, our transactions with Yinli totaled $12,102,974 and $3,248,300, respectively.

  Hangzhou Hengding Plastics and Wood Tools Co., Ltd. engages in the production, sale and export of plastic and wooden products, such as plastic home accessories and wooden furniture. During the fiscal year ended December 31, 2010, we sold energy-saving lighting products to Hangzhou Hengding Plastics and Wood Tools Co., Ltd. totaling $4,620,350.

  During the fiscal year ended December 31, 2010, we provided non-interest bearing loans totaling $1,611,054 to The Fifth Season Nantong Commercial Investment Management Co., Ltd. (“Nantong Commercial”) for its working capital purposes. Nantong Commercial is owned and controlled by Mr. Lianmo Wu, our President, and is engaged in the investment and management commercial properties in Haian County, Jiangsu province. The balance owed by Nantong Commercial was settled by our controlling stockholder as a deduction of additional paid in capital contributed by controlling stockholder to the Company as of December 31, 2010.

  During the fiscal year ended December 31, 2010, we provided non-interest bearing loans totaling $820,111 to Hangzhou Liuhe Industrial Co., Ltd. (“Hangzhou Liuhe”) for its working capital purposes. Hangzhou Liuhe is owned and controlled by Mr. Lianmo Wu, our President, and is engaged as a real estate agency. As of December 31, 2010, $227,550 owed by Hangzhou Liuhe was settled by our controlling stockholder as a deduction of additional paid in capital contributed by controlling stockholder to the Company. As of June 30, 2011, Hangzhou Liuhe had repaid the remaining balance.

  During the fiscal year ended December 31, 2010, we provided non-interest bearing loans totaling $1,488,473 to Jiashan Lijing Mingzuo Entertainment Co., Ltd. (“Jiashan Lijing”) for its working capital purposes. Jiashan Lijing is owned and controlled by Mr. Lianmo Wu, our President, and operates an entertainment club. As of December 31, 2010, $729,973 owed by Jiashan Lijing was settled by our controlling stockholder as a deduction of additional paid in capital contributed by controlling stockholder to the Company. As of June 30, 2011, Jiashan Lijing had repaid the remaining balance.

  During the fiscal year ended December 31, 2010, we provided non-interest bearing loans totaling $775,490 to Hangzhou Haigang Technology Co., Ltd. (“Hangzhou Haigang”) for its working capital purposes. Hangzhou Haigang is owned and controlled by Mr. Lianmo Wu, our President, and is engaged in solar energy research. The balance owed by Hangzhou Haigang was repaid to the Company by June 30, 2011.

  During the fiscal years ended December 31, 2010 and 2009, we received non-interest bearing loans totaling $763,051 and $381,420, respectively, from Zhejiang the Fifth Season Investment Co., Ltd. (“Zhejiang Fifth Season”) for its working capital purposes. Zhejiang Fifth Season is owned and controlled by Mr. Lianmo Wu, our President, and is engaged in corporate management consulting. Zhejiang Fifth Season will provide financial support upon the demand from the Company.

  Hangzhou Huaren Costume Co., Ltd. (“Huaren”) engages in the trading of female clothing products. Mr. Lianmo Wu, our chairman, holds a 60% equity interest in Huaren. During the fiscal year ended December 31, 2010, we sold clothing products to Huaren totaling $159,549. The loan payable to Huaren was $231,786 as of December 31, 2009 and nil as of December 31, 2010.

  On February 18, 2011, TFS GM entered into a loan agreement with Lishuang Lu, an unrelated third party for a loan in the principal amount of $3,640,800. The loan from Ms. Lu was guaranteed by Mr. Lianmo Wu, our president and director, and Ms. Zhumin Zhang, our Chief Financial Officer. The loan was repayable in 2 months at an annual interest rate of 19.44%, and has been repaid.

  On March 31, 2011, Fifth Season HK entered into a loan agreement with Mr. Shaoping Lu, our Chief Executive Officer and Director, for a loan in the principal amount of $4,250,000. The loan from Mr. Lu was guaranteed by Mr. Lianmo Wu, our president and director, and by his wife, Ms. Cheung Chushing, our controlling shareholder. The loan is repayable in 2 years at an annual interest rate of 12%.

Division of Corporation Finance
September 2, 2011

28.

We note your response to comment 44 of our letter dated May 20, 2011 and we reissue the comment. Please discuss the stated relationships as they relate to the founding of your operations. Revise your disclosure accordingly.

Response: We have clarified our disclosure under the “Family Relationships” heading in the Amendment to reflect as follows:

Mr. Lianmo Wu, our Chairman, and Ms. Cheung Chushing, our majority shareholder, are husband and wife. Mr. Lianmo Wu is the founder of Business Real Estates, TFS Trading and TFS Technology, the parent companies of the majority of our PRC subsidiaries. Ms. Cheung Chushing, Mr. Wu’s wife, is the founder and largest shareholder of Fifth Season HK, the holding company of our subsidiaries, Business Real Estates, TFS Trading and TFS Technology.

Ms. Zhumin Zhang, our CFO, is the sister of Ms. Cheung Chushing and sister-in-law of Mr. Lianmo Wu. Ms. Zhumin Zhang has provided a personal guarantee for one of our loans (discussed in our response to Comment 21 above, but is not otherwise related to the founding of our operations.

Mr. Shaoping Lu, our CEO, and Ms. Huilian Song are husband and wife. Mr. Shaoping Lu, was our controlling shareholder prior to our acquisition of Fifth Season HK, and Ms. Song is the beneficial owner of our stock held by Power Guide Investment Limited. Together, Mr. Lu and Ms. Song hold a 37.33% interest in our Company. The Company has also borrowed $4,250,000 from Mr. Lu, which is repayable in 2 years and accrues an annual interest rate of 12%. This loan has been personally guaranteed by Mr. Wu and Ms. Cheung.

29.	Also, please revise the bottom of page 49 to identify your promoters.

Response: We have revised our disclosure under this heading to reflect that the Company has had no promoters.

Market Price and Dividends on our Common Equity and Related Stockholder Matters, page 50

30.	We note your revised disclosure in response to comment 45 of our letter dated May 20, 2011. Please revise to clarify the "N/A" entries.

Response: We have updated the disclosure in the Amendment to reflect the market price of the Company’s common equity for that period in accordance with the Staff’s request.

Exhibits

31.

We note your response to comment 47 of our letter dated May 20, 2011 that the Disclosure Letter is not an attachment to exhibit 2.1. We reissue the comment. Please revise to provide a list briefly identifying the contents of the Disclosure letter, together with an agreement to furnish supplementally a copy of it and any omitted schedules to the Commission upon request. We may have further comment.

Response: We have provided the Disclosure Letter as Attachment A to this Response Letter.

32.

We partially reissue comment 48 of our letter dated May 20, 2011 as we continue to note that exhibits 10.3 through 10.7 and 10.9 through 10.23 are missing portions of the agreements. In this regard, we note the "Headlines of articles omitted" section in most of the aforementioned exhibits. Please file English translations of these agreements in their entirety or advise. See Securities and Exchange Act Rule 12b-12(d).

Division of Corporation Finance
September 2, 2011

Response: We have revised the Exhibits to provide a translation of the omitted articles in accordance with the Staff’s request.

33.

We note your response to comment 51 of our letter dated May 20, 2011 that the employment agreements for Messrs. Shaoping Lu and Xing and the "employment agreement by amendment" for Ms. Zhumin Zhang are attached as Exhibits 10.25, 10.26 and 10.29, respectively. Each document, however, references "a separate employment agreement dated as of October 22, 2010." Please file these separate employment agreements for each of the aforementioned officers as well as the original employment for Ms. Zhang as exhibits in accordance with Regulation S-K Item 601(b)(10).

Response: We have filed copies of the October 22, 2010 agreements for each of Shaoping Lu, Zhumin Zhang and Xiaolei Xing, as new Exhibits 10.25, 10.26 and 10.29 to the Amendment.

Unaudited Pro Forma Combined Financial Data Unaudited Pro
Forma Combined Balance Sheet page PF-3

34.	It appears the balances presented for current assets in the Pro Forma column of the balance sheet do not total to $16,743,733. Please clarify or revise.

Response: We have revised our disclosure under “Pro Forma Combined Balance Sheet” on page PF-3 to state the correct figure.

Form 10-Q for Quarter Ended March 31, 2011
Financial Statements
Notes to Financial Statements
5. Deposit with Property Developer, page 16

35.

We note you have recorded a deposit of $31,724,160 to a property developer to be their exclusive sales agent. Please provide us with a detailed discussion of the terms of this agreement and cite the specific authoritative literature you utilized to support your accounting treatment.

Response: We have provided an English translation of the sales agency agreement, dated April 1, 2011, between the Fifth Season Shandong Commercial Investment Co., Ltd. (“TFS Shandong”) and Zibo Mintai Property Development Co., Ltd. (“Mintai”) as new Exhibit 10.30 to the Amendment. The deposit to the property developer permits TFS Shandong to serve as the exclusive sales agent of certain properties, which we expect to earn commission revenue after completion of the target sales amount. The deposit is refundable, even if TFS Shandong does not meet the sales target.

Following is a summary of the material terms of the agreement:

  The duration of agency of the contract is twenty-four months, from April 1, 2011 to April 1, 2013. Within thirty days prior to the expiration of the contract, if the two parties both raise no objections, the duration of agency hereof will be extended for twelve months.

Division of Corporation Finance
September 2, 2011

  Within the valid duration of agency hereof, Mintai shall not appoint any other agents in any areas.

  The total target sales price amounts to RMB255.22 million ($38.9 million) as determined by Mintai and agreed by TFS Shandong.

  TFS Shandong is responsible for all the promotion related expense, including advertising, promotion material, brochure, compensation of sales representative, etc.

  Mintai shall bear all the related expenses of taxation occurred in the transactions of properties.

  Mintai is responsible to obtain the acceptance of property construction in time and solve any problem due to the quality of the properties and facilities in the properties.

  TFS Shandong shall pay in advance RMB255.22 million ($38.9 million) to Mintai as deposit, among which RMB 208 million ($31.7 million) should be paid within the 30 days of signing the contract and the remaining should be paid in accordance with the actual sales progress..

  TFS Shandong and Mintai were entitled to 80% and 20% of the amount by which the actual sales amount from customers exceeds the total target sales amount, respectively.

  Mintai shall guarantee the clarity of the ownership of the property mentioned above, and have complete, exclusive and unrestrained ownership of the property. After the signature of the contract, should Mintai have not formally disclosed to TFS Shandong any disputes related to the property in question or defect in Mintai’s ownership, TFS Shandong is entitled to decide whether to terminate the contract unilaterally as the circumstances may require. If TFS Shandong decides to terminate the contract, Mintai should repay double of the deposit amount and be responsible for all TFS Shandong’s losses.

  TFS Shandong shall not make any commitment to the customers relating to the property without approval from Mintai.

  TFS Shandong has right to adjust the ultimate sales price to customer after obtaining Mintai’s approval. TFS Shandong shall abide by the sales price stipulated by Mintai. Discounts in any form shall not be provided to customers without the approval from Mintai.

We analyze the accounting treatment as follows:

(I) Application of ASC 605-45 Principal Agent Considerations

ASC 605-45-45-1, it is a matter of judgment whether an entity should report revenue based on either of the following:

a. The gross amount billed to a customer because it has earned revenue (as a principal) from the sale of the goods or services

b. The net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee as an agent.

We further analyzed the eight indicators described in 45-3 through 45-14 for gross revenue reporting, and three indicators described in 45-15 through 45-18 for net revenue reporting, and determined that we will report the net commission amount as an agent because: a) Mintai (not TFS Shandong) is responsible for providing the properties desired by the customers, has general inventory risk before sales of the properties, determines the ultimate sales price, has discretion in supplier selection, determines the property specification, and has the credit risks since the customers sign property sales contract with and make payments to Mintai directly; b) TFS Shandong is not allowed to make changes to the properties; and c) The certificate of ownership of the properties shall be transferred from Mintai directly to the customers and certified by local government.

Division of Corporation Finance
September 2, 2011

(II) Recognition of Commission Income

SAB Topic 13.A.1 provides the following general revenue recognition criteria:

  Persuasive evidence of an arrangement exists.

  Delivery has occurred or services have been rendered.

  The price is fixed or determinable.

  Collectability is reasonably assured.

During the period from signing of the Agreement to the date when TFS just completes the total target sales amount ($$38.9 million) (“Target Completion Date”), commission income will not be recognized because the above third and fourth criteria have not been met, though the above first and second criteria have been met. The commission income earned has to be calculated as 80% of any future excessive sales amount, which is not yet determinable on Target Completion Date. Therefore, we will recognize the commission income in the period subsequent to Target Completion Date and measure the income as 80% of the property sales amount.

(III) Consideration of the Costs relating to the Agreement

Since we cannot assure the completion of the target sales of property, the costs relating to the Agreement are charged in the income statement as incurred.

(IV) Accounting for Deposit

As of March 31, 2011, RMB 208 million (approximately $31.7 million)) was paid to Mintai as deposit, which is refundable within the agency service period. Based on management’s anticipation, the whole sales activities are to be substantively completed within one year, therefore, we recorded the amount as a deposit and presented it as a current asset. This deposit amount will be deducted when Mintai returns the deposit amount progressively along with the property sales.

Form 8-K filed May 4, 2011

36.

We issued comments to you on the above captioned filing on May 20, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

Response: Note that the Company was not aware of the referenced comments until its receipt of the Staff’s July 13, 2011 letter on August 3, 2011, after which the Company requested and received a copy of such comments.

The current report filed on May 4, 2011 merely announced our engagement of Marcum Bernstein & Pinchuk LLP as our new auditors. On March 1, 2011, we previously reported the resignation of Friedman LLP ("Friedman") as the Company’s independent auditor by filing a current report on Form 8-K. We furnished Friedman with a copy of that disclosure and Friedman’s letter addressed to the SEC stating its agreement with our statements in response Item 304(a) of Regulation S-K was filed as Exhibit 16.1 to that report.

* * *

Division of Corporation Finance
September 2, 2011

If you would like to discuss the foregoing response to the Staff’s comment or if you would like to discuss any other matters, please contact the undersigned at (86) 755 83 67 9378 or Dawn Bernd-Schulz, Esq. of Blank Rome LLP, our outside special securities counsel at (202) 772.5946.

Sincerely,

FIFTH SEASON INTERNATIONAL, INC.

By:/s/ Shaoping Lu
Name: Shaoping Lu
Title: Chief Executive Officer

cc: Scott Kline, Esq.
      Dawn Bernd-Schulz, Esq.

ATTACHMENT A

Disclosure Letter
(See Attached)

THE FIFTH SEASON (HONG KONG) INTERNATIONAL GROUP LIMITED

March 31, 2011

Fifth Season International, Inc.
C-22, Shimao Plaza, 9 Fuhong Lu
Futian District, Shenzhen 518033
People’s Republic of China
Attention: Shaoping Lu

Re:	Disclosure Letter

Dear Sir:

This disclosure letter (the “Disclosure Letter”) is being delivered by The Fifth Season (Hong Kong) International Group Limited, a Hong Kong company (the “Company”), in connection with that certain Share Exchange Agreement, dated as of the date hereof, by and among Fifth Season International, Inc., formerly, Dynasty Energy Resources, Inc., a Delaware corporation, the Company and the sole shareholder of the Company signatory thereto (the “Agreement”). Unless the context otherwise requires, all capitalized terms used in this Disclosure Letter shall have the respective meanings assigned to them in the Agreement.

The representations, warranties, covenants and agreements made by the Company set forth in the Agreement are hereby excepted to the extent of any disclosure contained in the attached disclosure schedules, including any documents incorporated by reference therein (the “Schedules”). The sections in the Schedules correspond to the section numbers in the Agreement which are modified by the disclosures. The disclosures in the Schedules shall modify and relate to the representations, warranties, covenants and agreements in the Section of the Agreement to which they expressly refer and shall be deemed to be disclosed and incorporated in each of the other sections of the Schedules as though fully set forth in such other sections (whether or not specific cross-references are made), and shall be deemed to qualify and limit all representations, warranties, covenants and agreements made by the Company contained in the Agreement. Unless otherwise stated, all statements made in the Schedules are made as of the date hereof. The Schedules are incorporated by reference to the Agreement and should be considered an integral part of the Agreement.

The headings contained in the Schedules are included for convenience only, and are not intended to limit the effect of the disclosures contained therein or to expand the scope of the information required to be disclosed in this Disclosure Letter. The representations and warranties made by the Company in the Agreement are exclusive and the Company makes no representations or warranties whatsoever except as set forth in the Agreement. The information and disclosures contained in the Schedules are intended only to qualify and limit the representations, warranties, covenants and agreements made by the Company contained in the Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties, covenants or agreements.

No reference to or disclosure of any item or other matter in the Schedules shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Disclosure Letter. No disclosure in the Schedules relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, and nothing in the Schedules constitutes an admission of any liability or obligation of the Company to any third party, nor an admission against the Company's interest.

Very truly yours,

THE FIFTH SEASON (HONG KONG) INTERNATIONAL GROUP LIMITED

By: ______________________

Name: Lianmo Wu

Title: Director

By: ______________________

Name: Chushing Cheung

Title: Director

[Signature Page to Disclosure Letter]

Schedule 3.1

Organization, Standing and Power

The Fifth Season (Zhejiang) Technology Co., Ltd.(the “Fifth Season Technology”) and Kairui Business Real Estates Management Co., Ltd.(the “Kairui Real Estates”) did not pay in the first phase registered capital in accordance with the time limits established by PRC Law. This delinquency may result in the invalidity of the approval licenses of foreign-owned enterprise respectively issued to Fifth Season Technology and Kairui Real Estates, and the revocation of the business licenses of Fifth Season Technology and Kairui Real Estates by the local administration for industry and commerce (“AIC”).

Schedule 3.2

Subsidiaries

The following chart reflects the Company’s organizational structure as of the date hereof.

Schedule 3.7

Benefit Plans

The Company’s PRC subsidiaries are required by PRC laws to make required contributions to their employees’ mandatory social insurance and housing fund and to pay severance to employees terminated other than for cause under the relevant Chinese labor laws and regulations.

1.

Kairui Real Estates has not registered with the Hangzhou Social Insurance Administrative Bureau, and has not paid the social insurance premium for its employees. Kairui Real Estates has not registered with the local housing fund administration or paid into a housing fund for its employees.

2.	TFS Technology has registered with the Hangzhou Social Insurance Administrative Bureau but has not paid the social insurance premium for its employees or paid into a housing fund for its employees.

3.

Shanghai Jiadu has not registered with its local Social Insurance Administrative Bureau nor has it paid the social insurance premium for its employees. Shanghai Jiadu has never paid into a housing fund for its employees.

4.	Shanghai Wanku has registered with its local Social Insurance Administrative Bureau but has never paid into a housing fund for its employees.

5.	Jiashan TFS has not paid social insurance premium for all of its employees or paid into a housing fund for its employees.

6.

Liyang TFS has not registered with the local Social Insurance Administrative Bureau or paid the social insurance premium to its employee. Liyang TFS has never paid into a housing fund for its employee either.

7.

Zibo Wanku has not registered with its local Insurance Administrative Bureau or paid the social insurance premium for its employees. Zibo Wanku has not registered with the local housing fund administration and has not paid into a housing fund for its employees either.

8.

Zibo Jiadu has not registered with its local Social Insurance Administrative Bureau or paid the social insurance premium for its employees. Zibo Jiadu has not registered with the local housing fund administration and has not paid into a housing fund for its employees either.

Schedule 3.8

Litigation

None.

Schedule 3.9

Legal Compliance

1.

Kairui Real Estate has not applied to the State Administration of Foreign Exchange for foreign exchange registration which is necessary for a Foreign Invested Enterprise to settle the foreign exchange for running business and has not obtained its “Foreign Exchange Registration Card”.

2.

One of our PRC Subsidiaries, The Fifth Season (Zhejiang) Technology Co., Ltd. currently holds no Internet Content Provider license but runs the online selling business, According to PRC Law, online selling business is categorized into value-added telecommunication services, and Internet Information Service Providers, which are commonly referred to as ICPs, who provide commercial services are required to obtain an operating license from the Ministry of Industry and Information Technology of PRC or the relevant provincial counterparts. In addition, foreign investors’ ultimate equity ownership in an entity in China providing value-added telecommunication services may not exceed 50% and a foreign investor wishing to acquire any equity interest in a value-added telecommunication business in China must demonstrated good track record and experience in providing value-added telecommunication services overseas. Therefore, The Fifth Season (Zhejiang) Technology Co., Ltd., as a WFOE without ICP license, is not allowed to run online selling business in the PRC. We may face a fine either equivalent to three to five times of the revenue generated from our online selling business or up to RMB1 million if the revenue generated from our online selling business is less than RMB50,000, and in the worst case scenario, The Fifth Season (Zhejiang) Technology Co., Ltd. may be ordered to stop its business operation.

Schedule 3.10

Brokers

None.

Schedule 3.11

Contracts

1.	On June 30 2009 the Fifth Season GM entered into a Merchant Authorize Agency Service Contract with Zhejiang Longding Holding Group Co., Ltd .

2.	On January 12 2010 the Fifth Season (Zhejiang) Technology Co., Ltd entered into an Equity Incentive Agreement with Zhiyong Yang.

3.	On February 5 2010 Liyang The Fifth Season Investment Management Co., Ltd entered into a Rent and Operation Contract with Quanjuxiang Catering.

4.	On July 29 2009 the Fifth Season GM entered into a Rent and Operation Contract with Liyang Jinhui Property Development Co., Ltd.

5.	On July 28 2009 the Fifth Season Investment Management Co., Ltd. entered into a Rent and Operation Contract with Wuxi Nankai Real Estate Development Co., Ltd.

6.	On August 17 2009 the Fifth Season GM entered into a Cooperative Business Operation Contract with Haiming He and Xiaodong Yang.

7.	On December 21 2009 Shandong the Fifth Season Commercial Investment Co., Ltd entered into a Agreement for Sale of Property with Zibo Tongxinde Trade Co., Ltd.

8.	On February 18 2011 the Fifth Season GM entered into a Loan Agreement with Lishuang Lu.

9.	On February 21 2011 the Fifth Season GM entered into a Loan Agreement with Mingyou Chen.

10.	On February 27 2011 the Fifth Season GM entered into a Loan Agreement with Shanghai Fuxing Pawnbroker Co., Ltd. (for RMB 4.5 million loan)

11.	On February 27 2011 the Fifth Season GM entered into a Loan Agreement with Shanghai Fuxing Pawnbroker Co., Ltd. (for RMB 6.25 million loan)

12.	On February 27 2011 the Fifth Season GM entered into a Loan Agreement with Shanghai Fuxing Pawnbroker Co., Ltd. (for RMB 6.25 million loan)

13.	On February 21 2011 the Fifth Season entered into a Loan Agreement with Shanghai Shencai Pawnbroker Co., Ltd.

14.	On January 28 2011 Shandong the Fifth Season Commercial Investment Co., Ltd entered a Entrusted Loan Agreement with China CITIC Bank.

15.	On July 15 2010 Tengzhou the Fifth Season Enterprise Management Co., Ltd entered into a Rent and Operation Contract with Tengzhou Xinxing Property Development Co., Ltd 1st Branch.

16.	On February 19 2011 the Fifth Season (Zhejiang) Commerce and Trade Co., Ltd entered an Agreement for Sale of Commodity with Guangdong Yuehe Assets Management Co., Ltd.

17.	On February 9 2011 the Fifth Season (Zhejiang) Commerce and Trade Co., Ltd entered into an Agreement for Sale of Commodity with Shanghai Tongli Metal Co., Ltd.

18.	On January 12 2011 the Fifth Season (Zhejiang) Commerce and Trade Co., Ltd entered into an Agreement for Sale of Commodity with Guangdong Yuehe Assets Management Co., Ltd.

19.	On September 1 2010 the Fifth Season (Zhejiang) Commerce and Trade Co., Ltd entered into an Agreement for Sale of Commodity with Guangdong Guanghong International Trade Group Co., Ltd.

20.	On February 23 2011 Hong Kong the Fifth Season International, Lianmo Wu and Zhumin Zhang entered into a Loan Agreement with Shaoping Lu.

21.	On December 1 2010 Fifth Season Commerce and Trade entered into an Equity Transfer Agreement with Lianmo Wu.

22.	On December 1 2010 Fifth Season Commerce and Trade entered into an Equity Transfer Agreement with Zhumin Zhang.

Schedule 3.12

Title to Properties

The Company is in the process of acquiring the properties below:

Property Ownership Certificate No	Location	Construction Area(㎡)
05-1003329	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	1440.63
05-1003330	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	46.32
05-1003331	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	48.31
05-1003332	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	52.21
05-1003333	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	119.32
05-1003334	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	108.09
05-1003335	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	317.53
05-1003336	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	265.05
05-1003339	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	76.64
05-1003340	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	48.31
05-1003341	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	44.31
05-1003342	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	44.11
05-1003343	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	71.79
05-1003344	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	156.19
05-1003345	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	132.68
05-1003346	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	168.96
05-1003347	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	83.43

05-1003348	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	93.37
05-1003349	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	78.28
05-1003351	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	376.94
05-1003352	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	2888.87
05-1003353	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	137.95
05-1003354	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	43.55
05-1003355	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	39.12
05-1003356	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	67.35
05-1003357	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	48.31
05-1003359	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	73.59
05-1003360	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	149.22
05-1003338	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	73.59
05-1003358	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	48.31
05-1003337	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	48.31
05-1003350	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	87.15
	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province
05-1003361	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	18.81
05-1001023	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	7754.71
05-1001020	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	7754.71
05-1001022	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	7754.71
05-1005029	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	333.62
05-1005029	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	1861.04
05-0023372	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	2138.15
05-0023372	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	2228.98

The properties owned by the company:

Property Ownership Certificate No.	Location	Construction Area(㎡)
Song 2009018121	Room 104 Huancheng Road, Songjiang District, Shanghai	46.2
Song 2009018122	Room 105 Huancheng Road, Songjiang District, Shanghai	47.9
Song 2009018123	Room 106 Huancheng Road, Songjiang District, Shanghai	56.2
Song 2009018124	Room 109 Huancheng Road, Songjiang District, Shanghai	43.7
Song 2009018125	Room 110 Huancheng Road, Songjiang District, Shanghai	49.9
Song 2009018126	Room 111 Huancheng Road, Songjiang District, Shanghai	49.8
Song 2009018127	Room 112 Huancheng Road, Songjiang District, Shanghai	80.7
Song 2009018128	Room 113 Huancheng Road, Songjiang District, Shanghai	93
Song 2009018129	Room 116 Huancheng Road, Songjiang District, Shanghai	37.6
Song 2009018130	Room 119 Huancheng Road, Songjiang District, Shanghai	26.7
Song 2009018131	Room 121 Huancheng Road, Songjiang District, Shanghai	73.2
Song 2009018132	Room 122 Huancheng Road, Songjiang District, Shanghai	60.5
Song 2009018133	Room 123 Huancheng Road, Songjiang District, Shanghai	42.2
Song 2009018134	Room 126 Huancheng Road, Songjiang District, Shanghai	60.5
Song 2009018135	Room 127 Huancheng Road, Songjiang District, Shanghai	45.8
Song 2009018136	Room 147 Huancheng Road, Songjiang District, Shanghai	41.3
Song 2009018137	Room 148 Huancheng Road, Songjiang District, Shanghai	40.9
Song 2009018138	Room 150 Huancheng Road, Songjiang District, Shanghai	42.7
Song 2009018139	Room 168 Huancheng Road, Songjiang District, Shanghai	52.9
Song 2009018140	Room 169 Huancheng Road, Songjiang District, Shanghai	52.9
Song 2009018141	Room 181 Huancheng Road, Songjiang District, Shanghai	44.8
Song 2009018102	Room 191 Huancheng Road, Songjiang District, Shanghai	60.4
Song 2009018094	Room 194 Huancheng Road, Songjiang District, Shanghai	52.1
Song 2009018101	Room 195 Huancheng Road, Songjiang District, Shanghai	46.9
Song 2009042821	Room 201 Huancheng Road, Songjiang District, Shanghai	2059
Song 2009042820	Room 202 Huancheng Road, Songjiang District, Shanghai	1152
Song 2010012303	Room 205 Huancheng Road, Songjiang District, Shanghai	1206
Song 2010012299	Room 206 Huancheng Road, Songjiang District, Shanghai	824

Song 2010012300	Room 207 Huancheng Road, Songjiang District, Shanghai	532
Song 2009044016	Room 208 Huancheng Road, Songjiang District, Shanghai	781
Song 2010012301	Room 209 Huancheng Road, Songjiang District, Shanghai	968
Song 2009018100	Room 1102 Huancheng Road, Songjiang District, Shanghai	48.4
Song 2009018099	Room 1115 Huancheng Road, Songjiang District, Shanghai	43.3
Song 2009018098	Room 1116 Huancheng Road, Songjiang District, Shanghai	43.3
Song 2009018097	Room 1117 Huancheng Road, Songjiang District, Shanghai	32.5
Song 2009018096	Room 1118 Huancheng Road, Songjiang District, Shanghai	38.2
Song 2009018095	Room 1119 Huancheng Road, Songjiang District, Shanghai	50.9
Song 2009018083	Room 1120 Huancheng Road, Songjiang District, Shanghai	48.8
Song 2009018082	Room 1121 Huancheng Road, Songjiang District, Shanghai	48.4
Song 2009018081	Room 1123 Huancheng Road, Songjiang District, Shanghai	34.9
Song 2009018080	Room 1138 Huancheng Road, Songjiang District, Shanghai	53.7
Song 2009018079	Room 1145 Huancheng Road, Songjiang District, Shanghai	44.5
Song 2009018078	Room 1165 Huancheng Road, Songjiang District, Shanghai	41.8
Song 2009018077	Room 1166 Huancheng Road, Songjiang District, Shanghai	30
Song 2009018106	Room 1167 Huancheng Road, Songjiang District, Shanghai	29
Song 2009018104	Room 1172 Huancheng Road, Songjiang District, Shanghai	37.2
Song 2009018105	Room 1174 Huancheng Road, Songjiang District, Shanghai	45.5
Song 2009018103	Room 1175 Huancheng Road, Songjiang District, Shanghai	46.1
Song 2009018093	Room 1176 Huancheng Road, Songjiang District, Shanghai	39.8
Song 2009018092	Room 1178 Huancheng Road, Songjiang District, Shanghai	40.5
Song 2009018091	Room 1179 Huancheng Road, Songjiang District, Shanghai	39.2
Song 2009018090	Room 1180 Huancheng Road, Songjiang District, Shanghai	45.2
Song 2009018089	Room 1181 Huancheng Road, Songjiang District, Shanghai	48.6
Song 2009018088	Room 1184 Huancheng Road, Songjiang District, Shanghai	41.7
Song 2009018087	Room 1185 Huancheng Road, Songjiang District, Shanghai	37.9
Song 2009018086	Room 1186 Huancheng Road, Songjiang District, Shanghai	36
Song 2009018085	Room 1187 Huancheng Road, Songjiang District, Shanghai	39.6
Song 2009018084	Room 1188 Huancheng Road, Songjiang District, Shanghai	36.4
Song 2009018108	Room 1189 Huancheng Road, Songjiang District, Shanghai	36.7
Song 2009018107	Room 1190 Huancheng Road, Songjiang District, Shanghai	38.1
Song 2009018109	Room 1191 Huancheng Road, Songjiang District, Shanghai	38.1
Song 2009018110	Room 1192 Huancheng Road, Songjiang District, Shanghai	38.1

Song 2009018111	Room 1193 Huancheng Road, Songjiang District, Shanghai	57.7
Song 2009018112	Room 1194 Huancheng Road, Songjiang District, Shanghai	58.1
Song 2009018113	Room 1195 Huancheng Road, Songjiang District, Shanghai	47.9
Song 2009018114	Room 1196 Huancheng Road, Songjiang District, Shanghai	46.2
Song 2009018116	Room 1197 Huancheng Road, Songjiang District, Shanghai	46.1
Song 2009018115	Room 1198 Huancheng Road, Songjiang District, Shanghai	46.2
Song 2009018117	Room 1199 Huancheng Road, Songjiang District, Shanghai	47
Song 2009018118	Room 1200 Huancheng Road, Songjiang District, Shanghai	43.9
Song 2009018119	Room 1201 Huancheng Road, Songjiang District, Shanghai	40.2
Song 2009018120	Room 1202 Huancheng Road, Songjiang District, Shanghai	38.6
No. 05-1016716	No. 9 Chengdong Banshichu Street, Boshan District, Zibo	7754.71
Jiashan County Fangquanzheng Shan Zi No. S0013131	No. 17 Waihuan Dong Road, Weitang Town	1151.55
Jiashan County Fangquanzheng Shan Zi No. S0013133	No. 17 Waihuan Dong Road, Weitang Town	1590.46
Jiashan County Fangquanzheng Shan Zi No. S0013134	No. 17 Waihuan Dong Road, Weitang Town	1199.68
Jiashan County Fangquanzheng Shan Zi No. S0013135	No. 17 Waihuan Dong Road, Weitang Town	1603.63
Jiashan County Fangquanzheng Shan Zi No. S0013136	No. 17 Waihuan Dong Road, Weitang Town	1597.53
Jiashan County Fangquanzheng Shan Zi No. S0013137	No. 17 Waihuan Dong Road, Weitang Town	1620.63
Shan Guo Yong (2009) No. 00105943	No. 17 Waihuan Dong Road, Weitang Town	710.833
Shan Guo Yong (2009) No. 00105944	No. 17 Waihuan Dong Road, Weitang Town	981.77
Shan Guo Yong (2009) No. 00105945	No. 17 Waihuan Dong Road, Weitang Town	740.54
Shan Guo Yong (2009) No. 00105946	No. 17 Waihuan Dong Road, Weitang Town	991.75
Shan Guo Yong (2009) No. 00105948	No. 17 Waihuan Dong Road, Weitang Town	1000.39
Shan Guo Yong (2009) No. 00105950	No. 17 Waihuan Dong Road, Weitang Town	986.13

Property Ownership Certificate No	Location	Construction Area(㎡)
05-1003329	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	1440.63
05-1003330	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	46.32
05-1003331	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	48.31
05-1003332	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	52.21
05-1003333	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	119.32
05-1003334	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	108.09
05-1003335	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	317.53
05-1003336	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	265.05
05-1003339	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	76.64
05-1003340	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	48.31
05-1003341	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	44.31
05-1003342	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	44.11
05-1003343	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	71.79
05-1003344	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	156.19
05-1003345	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	132.68
05-1003346	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	168.96
05-1003347	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	83.43
05-1003348	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	93.37
05-1003349	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	78.28
05-1003351	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	376.94

05-1003352	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	2888.87
05-1003353	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	137.95
05-1003354	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	43.55
05-1003355	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	39.12
05-1003356	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	67.35
05-1003357	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	48.31
05-1003359	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	73.59
05-1003360	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	149.22
05-1003338	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	73.59
05-1003358	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	48.31
05-1003337	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	48.31
05-1003350	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	87.15
	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province
05-1003361	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	18.81
05-1001023	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	7754.71
05-1001020	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	7754.71
05-1001022	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	7754.71
05-1005029	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	333.62
05-1005029	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	1861.04
05-0023372	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	2138.15
05-0023372	No. 9 Chengdong Banshichu Street, Boshan District, Zibo City, Shandong Province	2228.98

Schedule 3.13

Intellectual Property

1.

On July 16, 2008, Fifth Season GM applied to the Intellectual Property Department of the Hong Kong Special Administrative Region for the trademark “第五季百货”. The registration number is 301161675 and the type is 35.

2.

On November 28, 2008, Fifth Season GM applied to the State Administration for Industry and Commerce Trademark Office for the trademark of “第五季百货 ”. The registration number is 7082156 and the type is 35.

Schedule 3.17

Transactions with Affiliates and Employees

On October 12, 2010, the Company entered into a share exchange agreement (the "Exchange Agreement") with Fifth Season International, Inc., formerly Dynasty Energy Resources Ltd (“Dynasty”), and the shareholders of the Company (the "Shareholders"), pursuant to which the Dynasty agreed to acquire all of the issued and outstanding capital stock of the Company from the Shareholders, in exchange for 391,543,500 newly issued shares of the Dynasty’s Common Stock, $0.00001 par value, which will constitute approximately 98% of the issued and outstanding capital stock of the Company on a fully diluted basis as of and immediately after consummation of the transactions contemplated by the Exchange Agreement. Shaoping Lu, and officer and director and controlling shareholder of Dynasty, is also one of the Shareholders and is a director of the Company.

Schedule 3.23

Certain Changes or Events

None.